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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               ------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                            (Amendment No. 16)

                 Commonwealth Telephone Enterprises, Inc.
                             (Name of Issuer)

             Common Stock                      Class B Common Stock
            $1.00 Par Value                      $1.00 Par Value

                     (Title of Classes of Securities)

                               ------------

               126504208                            126504109

                              (Cusip Numbers)

                      Level 3 Telecom Holdings, Inc.
                    (Name of Persons Filing Statement)

                        Matthew J. Johnson, Esq.
                     c/o Level 3 Communications, Inc.
                             1000 Kiewit Plaza
                           Omaha, Nebraska 68131
                              (402) 536-3613
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                             October 29, 1998
          (Date of Event which Requires Filing of this Statement)

                               ------------


               If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

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                               SCHEDULE 13D

CUSIP No.  126504109/126504208                               Page 2 of 6 Pages

      1 NAME OF REPORTING PERSON: Level 3 Telecom Holdings, Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 47-0761

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [X]
      3   SEC USE ONLY

      4   SOURCE OF FUNDS*

            AF

      5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

            N/A

      6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

                                    7    SOLE VOTING POWER  (See Item 5)

                                          9,466,326 Common Stock
                                          1,190,061 Class B Common Stock

      NUMBER OF SHARES              8    SHARED VOTING POWER (See Item 5)
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH                  0

                                    9    SOLE DISPOSITIVE POWER (See Item 5)

                                          9,466,326 Common Stock
                                          1,190,061 Class B Common Stock

                                    10   SHARED DISPOSITIVE POWER (See Item 5)

                                          0

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           9,466,326 Common Stock
           1,190,061 Class B Common Stock

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [ ]
          SHARES*

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           48.26% of Common Stock
           48.37% of Class B Common Stock

     14   TYPE OF REPORTING PERSON*

           CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


               The following information amends the Schedule 13D dated June 28, 1993 as previously amended (as so amended, the "Schedule 13D").

               Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

               Item 3.  Source and Amount of Funds or Other Consideration.

               The response set forth in Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

               The purchase price for the 1,776,065 shares of Common Stock acquired by LTTH pursuant to the Rights Offering (as defined below) was $37,741,381.25. This was funded through a capital contribution by LTC from its cash reserves.

               Pursuant to the Rights Offering (i) Walter Scott, Jr. purchased 105,153 shares of Common Stock for a purchase price of $2,234,501.25, (ii) James Q. Crowe purchased 11,719 shares of Common Stock for a purchase price of $249,028.75 and (iii) David C. McCourt purchased 39,085 shares of Common Stock for a purchase price of $830,556.25. Each of Messrs. Scott and Crowe funded the purchase price for the shares acquired by him through his personal funds. Mr McCourt funded the purchase price for the shares acquired by him through a line of credit provided by Merrill Lynch International Private Finance Limited.

               Item 4.  Purpose of Transaction.

               The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

               On October 26, 1998, the Company announced that the Rights
Offering expired on October 23, 1998 at 5:00 p.m. EST.   The Company also
announced that it estimated the net proceeds from the Rights Offering to be approximately $77,000,000. The Company allocated and issued the shares acquired pursuant to the Rights Offering on October 29 and 30, 1998.

               In connection with the Rights Offering, the Company has entered into a Registration Rights Agreement (the "Registration Rights Agreement") dated as of October 23, 1998 among the Company and the Committed Individuals. Pursuant to the Registration Rights Agreement, the Committed Individuals have
(i) two demand registration rights (to be exercised by a majority of the Committed Individuals) and (ii) unlimited "piggyback" registration rights in respect of the shares of Common Stock issued to the Committed Individuals pursuant to the Rights Offering. These registration rights are provided at the expense of the Company. The preceding summary of the Registration Rights Agreement is qualified in its entirety by the terms of the Registration Rights Agreement which is incorporated herein by reference.

               Item 5.  Interest in Securities of the Issuer.

               The response set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

               (a) and (b) LTTH owns 9,466,326 shares of Common Stock, representing approximately 48.26% of the outstanding Common Stock, and 1,190,061 shares of Class B Stock, representing approximately 48.37% of the outstanding Class B Stock (collectively, the "Company Shares"). The Common Stock has one vote per share and the Class B Stock has 15 votes per share, and consequently, LTTH is entitled to cast 27,317,241 (48.33%) of the 56,520,174 total votes of all outstanding shares of Common Stock and Class B Stock.

               Each share of Class B Stock is convertible into one share of Common Stock. If all 1,190,061 shares of Class B Stock owned by LTTH (but no other shares of Class B Stock) were converted into Common Stock, the Company Shares would comprise 10,656,387 shares of Common Stock representing 48.27% of the 22,075,204 shares of Common Stock then outstanding.

               LTTH owns, and has the sole power to vote or to direct the vote, and to dispose or direct the disposition of, the Company Shares. Through their direct and indirect ownership of LTTH, Level 3 Communications, Inc. and David C. McCourt may, for purposes of Rule 13d-3 under the Exchange Act, be deemed to beneficially own the Company Shares.

               David C. McCourt is the beneficial owner of 58,554 shares of Common Stock and 3,333 shares of Class B Stock representing approximately .30% and .14% of the shares of the outstanding Common Stock and Class B Stock, respectively.(1) Mr. McCourt disclaims beneficial ownership of 180 shares of Common Stock beneficially owned by his wife.

               James Q. Crowe is the beneficial owner of 12,403 shares of Common Stock representing less than .1% of the outstanding Common Stock. Mr. Crowe has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

               Richard R. Jaros is the beneficial owner of 661 shares of Common Stock representing less than .1% of the outstanding Common Stock.
Mr. Jaros has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

               Walter Scott, Jr. is the beneficial owner of 105,837 shares of Common Stock representing approximately .54% of the outstanding Common
Stock. Mr. Scott has the sole power to vote or direct the vote and to dispose of or direct the disposition of such shares.

               All information in this item 5(a) and (b) as to the number of shares outstanding, the number of votes that outstanding shares are entitled to cast or the percentage of shares held or votes entitled to be cast are based on the number of shares outstanding on October 29, 1998.

               Except as set forth in this Item 5(a) and (b), none of the Level 3 Companies, nor, to the best knowledge of the Level 3 Companies, any persons named in Schedule A or B hereto, owns beneficially any shares of Common Stock or Class B Stock.

               (c) Except as described above, no transactions in the Common Stock or the Class B Stock have been effected during the past 60 days by the Level 3 Companies or, to the best knowledge of the Level 3 Companies, by any of the persons named in Schedule A or B hereto.(2)

------------
   (1) Does not include 12,652 shares of Common Stock issued to Mr. McCourt as a matching contribution under the CTE Executive Stock Purchase Plan. Such shares are unvested and subject to forfeiture. Mr. McCourt has sole power to vote such shares.

   (2) Excludes purchases of Common Stock by the Plan Administrator of the Employee Stock Purchase Plan on behalf of David C. McCourt.

               (d) Inapplicable.

               (e) Inapplicable.

               Item 6. Contracts, Arrangements, Understandings or Relation-ships with Respect to Securities of the Issuer.

               The response set forth in Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

               Except for the Rights Exercise Agreement and the Registration Rights Agreement, to the best knowledge of the Level 3 Companies, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

               Item 7.  Material to be Filed as Exhibits.

               The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

               Exhibit 10: Registration Rights Agreement dated as of October 23, 1998 among the Company, Walter Scott, Jr., James Q. Crowe and David C. McCourt.


                                SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 5, 1998

                              LEVEL 3 TELECOM HOLDINGS, INC.



                              By: /s/ Neil Eckstein
                                  ------------------------------
                                  Name: Neil Eckstein
                                  Title: Vice President